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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 WASH. D.C.

SEC FILE NUMBER
8- 39450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2003____ AND ENDING____12/31/2003____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanguard Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4660 LA JOLLA VILLAGE DRIVE, SUITE 100__
(No. and Street)

__SAN DIEGO__   __CA__   __92122__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   GREGORY SERRAS   (858) 455-5070
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__NASELLA, MATHIS & ASSOCIATES__
                    (Name – if individual, state last, first, middle name)

__4660 LA JOLLA VILLAGE DRIVE, SUITE 125, SAN DIEGO, CA 92122__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __GREGORY SERRAS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __VANGUARD CAPITAL__ , as of __DECEMBER 31__ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NO EXCEPTIONS__

BRIAN M. ZAID
Comm. # 1328653
NOTARY PUBLIC · CALIFORNIA
San Diego County
My Comm. Expires Nov. 5, 2005

_____
Notary Public

_____
Signature

__PRESIDENT__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANGUARD CAPITAL

Audit Report in Conformity

with Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2003

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

Nasella, Mathis & Associates
An Accountancy Corporation
Certified Public Accountants

4660 La Jolla Village Drive, Suite 125
San Diego, California 92122-4604

Tel: (858) 452-4300

Fax: (858) 452-5989

Independent Auditors' Report

Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital (a California corporation) as of December 31, 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An Audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2003, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(e)(3) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2004
San Diego, California

Nasella, Mathis, and Associates
Certified Public Accountants

American Institute Of Certified Public Accountants – The California Society Of Certified Public Accountants

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash in bank	$ 93,336	$ -	$ 93,336
Money market - subordinated debt	2,000,000		2,000,000
Prepaid income taxes		-	-
Deferred tax benefit		-	-
Other receivables from brokers/dealers	964,025	6,213	970,238
Other receivables - noncustomers			-
Securities owned:			
Marketable securities (at market value)	12,245,641		12,245,641
Total Current Assets	15,303,002	6,213	15,309,215
PROPERTY AND EQUIPMENT, net	-	155,360	155,360
DEPOSITS	-	6,589	6,589
Total Assets	$15,303,002	$ 168,162	$15,471,164

LIABILITIES AND SHAREHOLDERS' EQUITY

	Allowable	Non-Allowable	Total
CURRENT LIABILITIES:			
Accrued commissions	$ 550,837	$ -	$ 550,837
Payable to clearing firm	-		-
Accounts payable and accrued expenses	11,951,361	9,808	11,961,169
Deferred revenue	231,501		231,501
Securities sold, not yet purchased, at market value		0	-
Total Current Liabilities	12,733,699	9,808	12,743,507
SUBORDINATED LOAN PAYABLE	-	2,000,000	2,000,000
Total Liabilities	$12,733,699	$ 2,009,808	$14,743,507

SHAREHOLDERS' EQUITY:			
Common stock, no par value, 1,000 shares authorized, issued and outstanding			$ 10
Additional paid-in capital			397,490
Retained earnings			330,157
Total Shareholders' Equity			727,657
Total Liabilities and Shareholders' Equity			$15,471,164

The accompanying notes are an integral part of this statement.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Vanguard Capital (the Company) was incorporated on February 24, 1988 under the laws of the State of California. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments.

The National Association of Securities Dealers, Inc. (NASD) approved Vanguard Capital for membership as of June 17, 1988.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Use of estimates

In conformity with generally accepted accounting principles preparation of financial statements requires the use of management's estimates. Those estimates and assumptions affect the reported amounts of the assets and the reported expenses. Actual results could differ from those estimates.

Cash deposits

At times during 2003 the Company had deposits in excess of federally insured limits.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using an accelerated method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are depreciated using the straight-line method over a period of thirty-nine years.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized
currently in the statement of income.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents
as highly liquid investments, with original maturities of less than ninety days that are
not held for sale in the ordinary course of business.

Compensated absences

For full-time employees with less than five years of service, the Company provides
fifteen days of personal time off per year per employee. For full-time employees with
more than five years of service, the company provides 20 days of personal time off per
year per employee. Unused time carries over to the following year, however there is a
cap of 120/160 hours, respectively, of maximum accrual. For 2003, the unpaid time has
not been accrued since it is considered immaterial.

Income taxes

The Company computes income taxes using the asset and liability method, under which
deferred income taxes are provided for the temporary differences between the financial
reporting basis and the tax basis of the Company's assets and liabilities.

Note 2. MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of
each security, and are summarized as follows as of December 31, 2003:

Marketable securities	$12,245,641
Total marketable securities	$12,245,641

The investments are subject to "haircuts" totaling $859,024 plus "undue concentration
haircuts" of $159,224, for purposes of computing net capital (see Note 4).

Note 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2003 are summarized as follows:

Office equipment and furniture	$ 355,791
Leasehold improvements	29,118
Automobiles	126,052
	510,961
Less accumulated depreciation	(355,602)
Net property and equipment	$ 155,360

Note 4. HAIRCUTS ON SECURITIES

Pursuant to Rule 15c3-1(f), haircuts were computed as a percentage of the value of marketable securities as follows as of December 31, 2003:

	Market Value	Haircuts	Undue Concentration Haircuts
Municipal bonds	$12,240,358	$859,024	$159,224
Total haircuts	$12,240,358	$859,024	$159,224

Note 5. LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases office space under a five-year lease expiring March 31, 2004. The basic monthly rent is adjusted annually to reflect any increase in the cost of living index. The Company paid $140,458 in office rent (including area maintenance costs) for 2003. Minimum lease payments for the years ending December 31 are as follows:

2004	$ 30,747
	$ 30,747

The Company leases office equipment under month-to-month leases. The total amount paid for the year ended December 31, 2003 was $3,295.

The Company leases automobiles under various operating leases. In 2003 the Company paid $52,650 on these leases. All leases expired in 2003.

Note 6. SUBORDINATED LOAN

On April 5, 2003 the NASD approved the renewal of a subordinated debt agreement in the amount of $500,00 to an officer of the corporation. The subordinated debt agreement matures April 3, 2004, and is secured by monies in a money market account. The agreement calls for interest to be paid at the current money market rate. For the year ended December 31, 2003, the Company paid $2,328 of interest to the officer.

On August 28, 2003 the NASD approved a second subordinated debt agreement in the amount $1,500,000 to an officer of the corporation. The subordinated debt agreement was effective September 1, 2003, matures September 1, 2004, and is secured by municipal bonds.

Note 7. DEFERRED REVENUE

The Company entered into a clearing agreement with BNY Clearing Services LLC in 2002. The Company may receive a total of $500,000 over the Initial Term of the Clearing Agreement, a period of four years, if certain targets are met. The deferred revenue will be recognized when earned, not to exceed a four-year term beginning October 2002. In 2003 $237,249 was recognized and the balance, $231,501 has been reported as Deferred Revenue.

Note 8. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	$ 1,216	$(1,216)	$ (0)
State	9,560	(9,472)	(88)
	$10,776	$ (10,688)	$(88)

A reconciliation of the difference between the expected income tax expense (benefit) or income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

6

Note 8. INCOME TAXES (continued)

Expected income tax benefit at U.S. statutory rate	$ (1,616)
The effect of:	
Nondeductible expenses	0
Increase due to state and local taxes, net of	
U.S. federal income tax effects	88
State minimum tax	800
Income tax benefit	$ 648

The Company has a net income of $43,421 for federal and net income of $107,152 for state tax purposes for the year ended December 31, 2003. The federal net operating loss from 2002 can be used to reduce federal taxable income.

Note 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Aggregate indebtedness and net capital change from day to day, but as of December 31, 2003, the Company's net capital ratio is approximately 8 to 1. Net capital was $1,551,054, aggregate indebtedness was $12,733,699 and required net capital was $849,338.

Note 10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003, the Company paid professional fees totaling $20,721 to one of its shareholders.

Note 11. RETIREMENT PLANS

Defined Benefit Plan

The Company has a defined benefit plan. All employees over the age of 21 with one or more years of employment are eligible to participate. The plan custodian is Bank of New York. The monies are invested in money market funds and treasury notes. The plan provides for lifetime benefits equal to 160% of the highest average annual compensation. Benefits are reduced pro rata for the participant's years of service less than 25 years.

Note 11. RETIREMENT PLANS (continued)

Funded Status of the Plan as of December 31, 2003:
Accumulated benefit obligation, including
vested benefits of $1,814,981 $2,336,750

Projected benefit obligation for services rendered to date	$2,206,015
Plan assets at fair value	1,923,071
Projected benefit obligation in excess of plan assets	282,944
Adjustment for minimum required liability	(123,944)
Accrued pension cost	$ 159,000

Net periodic pension cost included the following components:

Service cost – benefits earned during the period	$ 375,000
Net periodic pension cost	$ 375,000

The weighted average discount rate and the weighted average expected long-term rate of return on plan assets are 5%.

401(k) Plan:

The Company maintains a defined contribution 401(k) plan. All employees over the age of 21 are eligible to participate. There were no company contributions for 2003.

Note 12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has been named as a defendant in various lawsuits and arbitration matters, which arose during the normal course of business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with outside counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously

In the opinion of the management of the Company, based upon advice of counsel, the ultimate resolution of all litigation against the Company will not have a material adverse effect on the Company's financial position.

Note 13. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2003

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Vanguard Capital, 4660 La Jolla Village Drive, Suite 100, San Diego, CA 92122, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.